ATCO
GROUP

Corporate Office

04035076

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Interim Report for the three months ended March 31, 2004, Filed May 11th, 2004
- Confirmation of Mailing provided by CIBC Mellon Trust Company as Transfer Agent, Filed May 11th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

dlw 6/30

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

May 11, 2004

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.

On May 11, 2004, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. First Quarter Report for the Three Months ended March 31, 2004

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: Pat Spruin, ATCO Ltd.

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.atco.com

FOR THE THREE MONTHS ENDED MARCH 31, 2004

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the three months ended March 31, 2004 of $38.2 million ($1.28 per share). Earnings for the same three months in 2003 were $45.6 million ($1.53 per share). Earnings were lower as a result of:

- a decrease in ATCO Power's and ATCO Resources' earnings of 70% ($4.8 million) due to lower prices on electricity sold to the Alberta Electric System Operator ("AESO"), and the related Spark Spread (as defined below).

  AESO electricity prices for the three months ended March 31, 2004, averaged $48.81 per megawatt hour ("MWh") compared to average prices of $83.94 per MWh for the corresponding period in 2003. Natural gas prices for the three months ended March 31, 2004 averaged $6.08 per gigajoule ("GJ") compared to average prices of $7.76 per GJ for the corresponding period in 2003.

  The consequence of relatively strong natural gas prices and very low electricity prices was an average Spark Spread of $3.21 per MWh for the three months ended March 31, 2004 compared to $25.74 per MWh for the corresponding period in 2003.

  Spark Spread is defined as the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas. The impact of changes in Spark Spread applies to approximately 400 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total owned capacity of approximately 1,250 megawatts.
- the negative impact of the Alberta Energy and Utilities Board ("AEUB") decision in late 2003 respecting the 2003/2004 general tariff application which decreased ATCO Electric's rate of return on common equity to 9.4% and the common equity ratio to 32% for transmission operations and 35% for distribution operations. These reductions in the common equity ratios reduced the common equity that ATCO Electric is allowed to earn a return on by $83 million.
- the negative impact of the AEUB decision in late 2003 respecting the 2003/2004 general rate application which decreased ATCO Pipelines' rate of return on common equity to 9.5% and the common equity ratio to 43.5%. This reduction in the common equity ratio reduced the common equity that ATCO Pipelines is allowed to earn a return on by $10.6 million.
- warmer temperatures in ATCO Gas for the three months ended March 31, 2004, which were 1.0% warmer than normal compared to 7.0% colder than normal for the corresponding period in 2003; and
- increased dividends on Canadian Utilities equity preferred shares, net of investment income, due to the issue in April 2003 of $150.0 million of 6% Series X Preferred Shares;

partially offset by

- increased business activity in ATCO Structures.

Revenues for the three months ended March 31, 2004 were $1,243.1 million compared to $1,415.2 million in 2003 primarily due to:

- lower prices received for electricity sold to the AESO by ATCO Power and ATCO Resources;
- lower price of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric;
- lower prices of natural gas purchased for ATCO Midstream's customers; and
- warmer temperatures in ATCO Gas;

partially offset by

- increased business activity in ATCO Structures.

Cash flow from operations was $175.7 million for the three months ended March 31, 2004 compared to $176.6 million in 2003. This decrease was primarily due to:

- lower earnings;

partially offset by

- increased receipts of deferred availability incentives by Alberta Power (2000).

ATCO Group is an Alberta based group of companies with international operations engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

ATCO LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited comparative interim financial statements for the three months ended March 31, 2004, and the audited comparative financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 ("2003 MD&A"). Information contained in the 2003 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 40.1% of the Class A non-voting shares and 73.5% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2004. Copies of these documents may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, anticipated completion dates and construction costs of major projects, the impact of changes in government regulation and non-regulated generating capacity subject to long term contracts. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is included in Technologies and Other Businesses and corporate transactions are accounted for as Corporate (see Note 7 to the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

The principal factors that caused variations in quarterly revenues were:

- fluctuations in electricity prices (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- fluctuations in natural gas prices (refer to the Power Generation section);
- timing of rate decisions (refer to the Utilities and Logistics and Energy Services sections); and
- industrial housing market changes (refer to the Industrials section).

The principal factors that caused variations in quarterly earnings were:

- fluctuations in electricity prices and related spark spreads in Alberta for ATCO Power (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Logistics and Energy Services sections); and
- industrial housing market changes (refer to the Industrials section).

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	For the Three Months Ended March 31	
	2004	2003
	($ Millions except per share data) *(unaudited)*	
Revenues	**1,243.1**	1,415.2
Earnings attributable to Class I shares and Class II shares (1) (2)	**38.2**	45.6
Earnings per Class I share and Class II share (1) (2)	**1.28**	1.53
Diluted earnings per Class I share and Class II share (1) (2)	**1.26**	1.51

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

Revenues for the three months ended March 31, 2004, decreased by $172.1 million to $1,243.1 million, primarily due to:

- lower prices received for electricity sold to the Alberta Electric System Operator ("AESO") by ATCO Power and ATCO Resources;
- lower prices of natural gas and electricity purchased for customers on a "no-margin" basis by ATCO Gas and ATCO Electric;
- lower prices of natural gas purchased for ATCO Midstream's customers;
- negative impact of the Alberta Energy and Utilities Board ("AEUB") decision respecting the 2003/2004 general tariff application for ATCO Electric which decreased ATCO Electric's rate of return on common equity to 9.4% and the common equity ratio to 32% for transmission operations and 35% for distribution operations. These reductions in the common equity ratios reduced the common equity that ATCO Electric is allowed to earn a return on by $83.0 million ("ATCO Electric Decision");
- negative impact of the AEUB decision regarding the 2003/2004 general rate application for ATCO Pipelines which decreased ATCO Pipelines' rate of return on common equity to 9.5% and the common

equity ratio to 43.5%. This reduction in the common equity ratio reduced the common equity that ATCO Pipelines is allowed to earn a return on by $10.6 million ("ATCO Pipelines Decision");
- expiry in September 2003 of ATCO Frontec's contract with the Department of National Defence to provide support services for six peace-keeping installations in Bosnia-Herzegovina (the "Balkans contract"); and
- warmer temperatures in ATCO Gas for the three months ended March 31, 2004, which were 1.0% warmer than normal, compared to 7.0% colder than normal for the corresponding period in 2003.

This decrease was partially offset by:
- increased business activity in ATCO Structures.

Earnings attributable to Class I shares and Class II shares for the three months ended March 31, 2004, decreased by $7.4 million ($0.25 per share) to $38.2 million ($1.28 per share), primarily due to:
- decrease in ATCO Power's and ATCO Resources' earnings of 70% ($4.8 million) due to lower prices on electricity sold to the AESO and the related spark spread (as defined in the Power Generation section);
- negative impacts of the ATCO Electric Decision and the ATCO Pipelines Decision;
- warmer temperatures in ATCO Gas;
- increased share appreciation rights expense due to higher Canadian Utilities Class A non-voting share and ATCO Ltd. Class I share prices ("Share Prices") since December 31, 2003; and
- changes in non-controlling interests, primarily due to increased dividends on Canadian Utilities' equity preferred shares, net of investment income, due to the issue in April 2003 of $150.0 million of 6.00% Cumulative Redeemable Second Preferred Shares Series X ("Series X Preferred Shares").

This decrease was partially offset by:
- increased business activity in ATCO Structures;
- moderately positive impact of the AEUB decision respecting the 2003/2004 general rate application for ATCO Gas that increased ATCO Gas' rate of return on common equity to 9.5% ("ATCO Gas Decision");
- lower Alberta income tax rates; and
- improved earnings in ATCO Power's Australian operations.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended March 31, 2004, decreased by $160.4 million to $981.8 million, primarily due to:
- lower natural gas supply costs and lower purchased power costs;
- lower operating and maintenance costs in ATCO Frontec due to the expiry of the Balkans contract; and
- lower fuel costs in ATCO Power's and ATCO Resources' Alberta generating plants.

This decrease was partially offset by:
- higher operating and maintenance expenses related to increased business activity in ATCO Structures;
- higher selling and administrative expenses associated with the impact of the ATCO Gas Decision; and
- increased share appreciation rights expense due to higher Share Prices since December 31, 2003.

Depreciation and amortization expenses for the three months ended March 31, 2004, increased by $6.1 million to $80.8 million, primarily due to:
- capital additions in 2004 and 2003.

Interest expense for the three months ended March 31, 2004, increased by $3.5 million to $53.2 million, primarily due to:
- interest on non-recourse financings for the new Oldman River and Scotford generating plants commissioned by ATCO Power and ATCO Resources in September 2003 and December 2003, respectively.

Interest and other income for the three months ended March 31, 2004, increased by $0.8 million to $6.8 million, primarily due to:
- increased interest income on higher cash balances.

This increase was partially offset by:

- lower rates of interest.

Income taxes for the three months ended March 31, 2004, decreased by $9.9 million to $48.9 million, primarily due to:

- lower earnings; and
- lower income tax rates.

The **interests of non-controlling share owners** for the three months ended March 31, 2004, decreased by $3.2 million to $44.8 million, primarily due to:

- lower earnings in Canadian Utilities.

This decrease was partially offset by:

- increased preferred share dividends due to the issue of the Series X Preferred Shares by Canadian Utilities in April 2003.

Segmented revenues and earnings attributable to Class I shares and Class II shares for the three months ended March 31, 2004, were as follows:

Business Group	For the Three Months Ended March 31			
	Revenues		Earnings	
	2004	2003	**2004**	2003
	($ Millions) *(unaudited)*			
Utilities	**862.8**	1,006.6	**22.7**	22.7
Power Generation	**173.2**	191.5	**8.6**	13.6
Logistics and Energy Services	**305.5**	367.6	**6.8**	7.4
Industrials	**48.7**	31.9	**3.5**	0.8
Technologies and Other Businesses	**31.6**	26.7	**2.1**	1.5
Corporate	**2.8**	2.8	**(6.0)**	(1.2)
Intersegment eliminations	**(181.5)**	(211.9)	**0.5**	0.8
Total	**1,243.1**	1,415.2	**38.2**	45.6

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2004, decreased by $143.8 million to $862.8 million, primarily due to:

- lower prices of natural gas and electricity purchased for customers on a "no-margin" basis;
- negative impact of the ATCO Electric Decision; and
- warmer temperatures in ATCO Gas for the three months ended March 31, 2004, which were 1.0% warmer than normal, compared to 7.0% colder than normal for the corresponding period in 2003.

This decrease was partially offset by:

- customer additions in ATCO Gas; and
- moderately positive impact of the ATCO Gas Decision.

Earnings for the three months ended March 31, 2004, remained unchanged at $22.7 million. Earnings were impacted by:

- warmer temperatures in ATCO Gas; and
- negative impact of the ATCO Electric Decision.

This decrease was partially offset by:

- increased earnings related to ATCO Gas' customer additions; and
- moderately positive impact of the ATCO Gas Decision.

ATCO Gas and ATCO Pipelines have been working together to confirm the accuracy of the historical transportation imbalances related to ATCO Gas' deferred gas cost account balance. Upon completion of this process, an application may be made to the AEUB to address any required adjustments to the deferred gas cost account.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2004, decreased by $18.3 million to $173.2 million, primarily as a result of:

- lower prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

This decrease was partially offset by:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003.

Earnings for the three months ended March 31, 2004, decreased by $5.0 million to $8.6 million, primarily due to:

- decrease in ATCO Power's and ATCO Resources' earnings of 70% ($4.8 million) due to lower prices on electricity sold to the AESO and the related spark spread (as defined below).

  AESO electricity prices for the three months ended March 31, 2004, averaged $48.81 per megawatt hour, compared to average prices of $83.94 per megawatt hour for the corresponding period in 2003. Natural gas prices for the three months ended March 31, 2004, averaged $6.08 per gigajoule, compared to average prices of $7.76 per gigajoule for the corresponding period in 2003. The consequence of relatively strong natural gas prices and very low electricity prices was an average spark spread (as defined below) of $3.21 per megawatt hour for the three months ended March 31, 2004, compared to $25.74 per megawatt hour for the corresponding period in 2003.

  Spark spread is defined as the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas. The impact of changes in spark spread applies to approximately 400 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total owned capacity of approximately 1,250 megawatts.

This decrease was partially offset by:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003;
- lower income taxes; and
- improved earnings in ATCO Power's Australian operations.

At March 31, 2004, the Corporation had recorded a balance of $51.4 million of deferred availability incentives, an increase of $8.1 million from December 31, 2003, and an increase of $4.3 million from March 31, 2003. During the three months ended March 31, 2004, the amortization of deferred availability incentives, recorded in revenues, increased by $0.9 million to $1.9 million.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe, which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. Barking Power Limited has filed a claim with the Administrator and is working with the Administrator and Creditors' Committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. The 275 megawatts of power previously supplied to TXU Europe is being sold under short term bilateral agreements.

A partnership formed by ATCO Power, ATCO Resources and Ontario Power Generation is constructing and will operate the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Construction is progressing and commercial operation of the plant is expected to start in the second half of 2004.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three months ended March 31, 2004, decreased by $62.1 million to $305.5 million, primarily due to:

- lower prices for natural gas purchased for ATCO Midstream's customers and lower prices received for natural gas liquids;
- negative impact of the ATCO Pipelines Decision and lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service to transportation service contracts; and
- expiry in September 2003 of ATCO Frontec's Balkans contract.

Earnings for the three months ended March 31, 2004, decreased by $0.6 million to $6.8 million, primarily due to:

- lower earnings from reduced business activity in ATCO Frontec primarily resulting from the expiry of the Balkans contract; and
- negative impact of the ATCO Pipelines Decision.

Industrials

Revenues from the Industrials Business Group for the three months ended March 31, 2004, increased by $16.8 million to $48.7 million, primarily due to:

- increased demand in ATCO Structures for winter camp rentals in Canada; and
- improved results from ATCO Structures' United States and Australian operations.

This increase was partially offset by:

- lower business activity in ATCO Structures' European operations.

Earnings for the three months ended March 31, 2004, increased by $2.7 million to $3.5 million, primarily due to:

- higher winter camp rentals in ATCO Structures' Canadian operations;
- improved results from ATCO Structures' United States operations; and
- higher space rental earnings in ATCO Structures' Australian operations.

This increase was partially offset by:

- lower business activity in ATCO Structures' European operations.

ATCO Noise Management continues to feel the negative effects of the depressed power generation market where most of its work is derived.

Technologies and Other Businesses

Revenues from Technologies and Other Businesses for the three months ended March 31, 2004, increased by $4.9 million to $31.6 million, primarily due to:

- increased business activity in ATCO I-Tek; and
- commencement of work by ATCO I-Tek for new customers.

Earnings for the three months ended March 31, 2004, increased by $0.6 million to $2.1 million, primarily due to:

- increased business activity in ATCO I-Tek; and
- cost containment initiatives.

Corporate

Earnings for the three months ended March 31, 2004, decreased by $4.8 million to $(6.0) million, primarily due to:

- increased share appreciation rights expense due to higher Share Prices since December 31, 2003; and
- changes in non-controlling interests, primarily due to increased dividends on Canadian Utilities' equity preferred shares, net of investment income, resulting from the issue in April 2003 of the Series X Preferred Shares.

Transfer of Retail Energy Supply Functions

On May 4, 2004, ATCO Gas, ATCO Electric and Direct Energy Marketing Limited, a subsidiary of Centrica plc, closed the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"). The transaction was previously announced in December 2002. Amendments to the previously announced transaction, which occurred primarily as a result of legislative amendments and regulatory changes in 2003, include proceeds of $90 million (reduced from the originally announced $128 million), of which $45 million was paid at closing, with the remainder to be paid 12 months following closing.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm and small business customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service. Consequently, the Corporation's revenues and natural gas supply and purchased power costs in subsequent periods will be reduced accordingly. There will be no impact on earnings resulting from the discontinuance of these functions as natural gas and electricity have historically been sold to customers on a "no-margin" basis. Current employee levels of ATCO Gas and ATCO Electric are not expected to materially change as a result of this transaction. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued decisions approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary has filed leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. The City of Calgary's application for leave to appeal is scheduled to be heard on June 8, 2004.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In December 2003, the AEUB issued a decision approving the implementation of the "One Bill Model" no later than April 1, 2004. The One Bill Model is designed to ensure that customers who choose to purchase their natural gas requirements from a retailer will receive only one bill for natural gas service. Previously, customers would receive a bill from the retailer for the purchase of the commodity and a separate bill from ATCO Gas for the delivery service. ATCO Gas has now completed implementation of this process.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Hearings were completed in January 2004. The decision from the AEUB is not expected until the third or fourth quarter of 2004.

In March 2004, ATCO Electric filed an application to settle several deferral account balances and to revise the 2004 interim distribution tariff to incorporate the AEUB decision regarding the revenue requirements for the 2003 and 2004 test years. In the application, ATCO Electric requested that an interim net refund rider be implemented for the period May 1, 2004, to December 31, 2004, to refund a total of approximately $43 million to customers. On April 22, 2004, the AEUB approved this application as filed. This refund has no impact on earnings. ATCO Electric will be submitting a Phase II application in the second quarter of 2004 to finalize the interim distribution tariff.

In September 2003, ATCO Electric received approval from the AEUB to build a $95.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project includes three substations and the expansion of an existing substation, all of which are expected to be completed by August 31, 2004. As at March 31, 2004, ATCO Electric had completed approximately 75% of the project in record time, and on budget, and had expended $74.4 million of the total project costs.

In August 2002, ATCO Gas filed a general rate application with the AEUB for the 2003 and 2004 test years. In December 2002, the AEUB issued a decision approving rates on an interim basis effective January 1, 2003. In a decision dated October 1, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37%. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Gas, as directed by the AEUB, has refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated April 28, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and subsequently issued a decision allocating $4.1 million of the proceeds to customers, and $1.8 million to ATCO Gas. Leave to appeal this decision was granted on July 12, 2002. On January 27, 2004, the Alberta Court of Appeal issued a decision which overturned the AEUB decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. Subsequent to the receipt of this decision, the AEUB and the City of Calgary filed for leave to appeal the Alberta Court of Appeal decision to the Supreme Court of Canada. Accordingly, ATCO Gas has not yet recorded the impact of the appeal decision.

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year. The decision, among other things, directed ATCO Gas to reserve 16.7 petajoules of storage capacity for utility customers and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has filed for leave to appeal this decision to the Alberta Court of Appeal.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. In a decision dated December 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. The rate of return on common equity and the common equity ratio for 2004 will be determined as part of the generic cost of capital hearing. Certain matters relating to transactions with

affiliates will be addressed in separate proceedings during 2004. ATCO Pipelines, as directed by the AEUB, has refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated March 9, 2004, the AEUB approved interim rates to be effective from March 1, 2004, to October 31, 2004. In a decision dated April 30, 2004, the AEUB accepted the refiling of the revenue requirements for the 2003 and 2004 test years with no material changes.

In October 2003, ATCO Pipelines filed a 2004 Phase II general rate application for new rates. This application is part of a broader process through which the AEUB will address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. The hearing is expected to commence in May 2004.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2004, decreased by $0.9 million to $175.7 million, primarily the result of:

- lower earnings.

This decrease was partially offset by:

- increased receipts of deferred availability incentives by Alberta Power (2000).

Investing for the three months ended March 31, 2004, decreased by $0.2 million to $134.4 million, primarily due to:

- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- higher capital expenditures.

Capital expenditures for the three months ended March 31, 2004, increased by $46.4 million to $131.5 million, primarily due to:

- increased investment in regulated electric transmission and natural gas distribution projects and in ATCO Structures.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

During the three months ended March 31, 2004, the Corporation **issued**:

- $180.0 million of 5.432% Debentures due January 23, 2019;
- $62.8 million of other long term debt; and
- $7.8 million of non-recourse long term debt

During the three months ended March 31, 2004 the Corporation **redeemed**:

- $0.8 million of other long term debt; and
- $18.9 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $230.9 million.

At March 31, 2004, the Corporation had the following **credit lines** that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	600.5	119.5	481.0
Short term committed	624.9	53.1	571.8
Uncommitted	229.6	29.6	200.0
Total	1,455.0	202.2	1,252.8

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income taxes of $234.8 million at March 31, 2004, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On February 26, 2004, the **quarterly dividend** payment on the Corporation's Class I shares and Class II shares increased by $0.03 to $0.35 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

OUTSTANDING SHARE DATA

At May 4, 2004, the Corporation had outstanding 26,299,281 Class I shares and 3,506,801 Class II shares and 6,000,000 5.75% Cumulative Redeemable Second Preferred Shares Series 3.

BUSINESS RISKS

Transfer of Retail Energy Supply Functions

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued decisions approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary has filed leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. The City of Calgary's application for leave to appeal is scheduled to be heard on June 8, 2004.

Alberta Power (2000)

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity had fallen to an all-time low in early 2003, and the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003. Water levels continue to be below normal levels, however sufficient water is currently available to permit the plant to produce electricity according to its power purchase arrangement contractual requirements. Arbitration hearings commenced May 3, 2004, in respect of the force majeure claim.

ATCO Power and ATCO Resources

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graphs, which illustrate a range of prices experienced during the periods January 2000 to March 2004, and from January 2003 to March 2004.



AESO Prices, Natural Gas Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
Month
AESO Price
Spark Spread
Natural Gas Price


AESO Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$100
$80
$60
$40
$20
$0
$(20)
First Quarter 2003
Second Quarter 2003
Third Quarter 2003
Fourth Quarter 2003
First Quarter 2004
AESO Price
Spark Spread

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

CRITICAL ACCOUNTING ESTIMATES

Employee Future Benefits

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 6.25% at the beginning of 2004, resulted in an expected long term rate of return of 7.25% for 2004. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months ended March 31, 2004, was 6.25%, the same rate that was used at the end of 2003.

The expected long term rate of return has declined over the past three years, from 8.1% in 2001 to 7.25% in the three months ended March 31, 2004. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 6.25% at the end of March 31, 2004. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002 and 2003. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months ended March 31, 2004.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months ended March 31, 2004, are as follows: for drug costs, 9.9% starting in 2004 grading down over 9 years to 4.5%, and for other medical and dental costs, 4.0% for 2004 and thereafter. Combined

with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described below. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the date of final removal of the assets and the incurrence of the related retirement obligations was indeterminate. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	March 31	
	2004	2003
	($ Millions)	
Statement of earnings		
Site restoration and removal costs, included in operation and maintenance	-	(0.1)
Depreciation and amortization	**(0.2)**	(0.5)
Accretion expense, included in depreciation and amortization	**0.5**	0.5
Income taxes	**(0.1)**	-
Non-controlling interests	**(0.1)**	-
Earnings attributable to Class I and Class II shares	**(0.1)**	0.1

	January 1
	2003
	($ Millions)
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	March 31	
	2004	2003
	($ Millions)	
Obligations at beginning of period	**32.9**	30.6
Accretion expense	**0.5**	0.5
Obligations at end of period	**33.4**	31.1

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings or earnings per share for the three months ended March 31, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting reduced earnings for the three months ended March 31, 2004 and March 31, 2003 by $0.1 million and $0.1 million, respectively, had no effect on earnings per share in either period, and resulted in a charge of $0.3 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. While the recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. The Corporation has chosen to retain its existing accounting policies for its regulated operations, which are permitted by GAAP.

May 4, 2004

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2004	2003 (Restated, Notes 1, 4)
		(Unaudited)	
Revenues		**$1,243.1**	$1,415.2
Costs and expenses			
Natural gas supply		**580.4**	719.8
Purchased power		**45.6**	76.4
Operation and maintenance		**256.4**	265.2
Selling and administrative		**49.6**	34.4
Depreciation and amortization		**80.8**	74.7
Interest		**39.7**	38.5
Interest on non-recourse long term debt		**13.5**	11.2
Franchise fees		**49.8**	46.4
		1,115.8	1,266.6
		127.3	148.6
Interest and other income		**6.8**	6.0
Earnings before income taxes and non-controlling interests		**134.1**	154.6
Income taxes		**48.9**	58.8
		85.2	95.8
Dividends on equity preferred shares		**2.2**	2.2
Non-controlling interests		**44.8**	48.0
Earnings attributable to Class I and Class II shares		**38.2**	45.6
Retained earnings at beginning of period as restated	3	**990.4**	902.7
		1,028.6	948.3
Dividends on Class I and Class II shares		**10.4**	9.5
Purchase of Class I shares		**-**	0.4
Retained earnings at end of period		**$1,018.2**	$ 938.4
Earnings per Class I and Class II share	5	**$ 1.28**	$ 1.53
Diluted earnings per Class I and Class II share	5	**$ 1.26**	$ 1.51
Dividends paid per Class I and Class II share		**$ 0.35**	$ 0.32

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2004	March 31 2003	December 31 2003
			(Restated, Notes 1, 4)	(Restated, Notes 1, 4)
		(Unaudited)	*(Unaudited)*	*(Audited)*
ASSETS				
Current assets				
Cash and short term investments		**$ 794.8**	$ 480.6	$ 391.9
Accounts receivable		**568.2**	674.1	583.0
Inventories		**63.7**	67.4	184.2
Income taxes recoverable		**-**	18.7	13.6
Future income taxes		**0.9**	-	-
Deferred natural gas costs		**-**	36.1	27.2
Deferred electricity costs		**-**	9.5	-
Prepaid expenses		**25.9**	32.2	27.7
		1,453.5	1,318.6	1,227.6
Property, plant and equipment		**5,203.9**	4,939.8	5,155.0
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**24.1**	24.2	23.1
Other assets		**143.0**	151.4	140.9
		$6,895.7	$6,505.2	$6,617.8
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 8.1**	$ 16.0	$ 5.6
Accounts payable and accrued liabilities		**461.5**	495.7	528.4
Income taxes payable		**15.9**	-	-
Future income taxes		**-**	17.0	11.5
Deferred natural gas cost recoveries		**10.1**	-	-
Deferred electricity cost recoveries		**28.5**	-	1.0
Notes payable		**-**	36.0	-
Deferred electricity cost obligation		**-**	34.7	-
Long term debt due within one year		**1.8**	3.0	2.3
Non-recourse long term debt due within one year		**48.8**	44.1	51.0
		574.7	646.5	599.8
Future income taxes		**235.8**	234.8	233.2
Deferred credits		**137.2**	107.8	133.6
Long term debt		**2,084.4**	1,941.3	1,842.0
Non-recourse long term debt		**950.0**	955.4	948.2
Non-controlling interests		**1,599.7**	1,393.3	1,579.3
Equity preferred shares		**150.0**	150.0	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	5	**139.2**	137.7	138.9
Contributed surplus	1	**0.6**	0.3	0.6
Retained earnings		**1,018.2**	938.4	990.4
Foreign currency translation adjustment		**5.9**	(0.3)	1.8
		1,163.9	1,076.1	1,131.7
		$6,895.7	$6,505.2	$6,617.8

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Three Months Ended March 31	
	2004	2003
		(Restated, Notes 1, 4)
	(Unaudited)	
Operating activities		
Earnings attributable to Class I and Class II shares	**$ 38.2**	$ 45.6
Adjustments for:		
Depreciation and amortization	**80.8**	74.7
Future income taxes	**(0.6)**	5.9
Non-controlling interests	**44.8**	48.0
Deferred availability incentives	**8.1**	4.1
Other	**4.4**	(1.7)
Cash flow from operations	**175.7**	176.6
Changes in non-cash working capital	**161.3**	(54.8)
	337.0	121.8
Investing activities		
Purchase of property, plant and equipment	**(131.5)**	(85.1)
Proceeds on disposal of property, plant and equipment	**2.8**	8.3
Contributions by utility customers for extensions to plant	**16.8**	14.1
Non-current deferred electricity costs	**(9.7)**	(14.1)
Changes in non-cash working capital	**(9.8)**	(60.2)
Other	**(3.0)**	2.4
	(134.4)	(134.6)
Financing activities		
Change in notes payable	**-**	36.0
Deferred electricity cost obligation	**-**	(16.3)
Issue of long term debt	**242.8**	7.8
Issue of non-recourse long term debt	**7.8**	27.0
Repayment of long term debt	**(0.8)**	(3.7)
Repayment of non-recourse long term debt	**(18.9)**	(13.9)
Issue (purchase) of Class A shares by subsidiary	**1.0**	(0.3)
Issue (purchase) of Class I shares	**0.3**	(0.3)
Dividends paid to Class I and Class II share owners	**(10.4)**	(9.5)
Dividends paid to non-controlling interests	**(25.1)**	(22.6)
Changes in non-cash working capital	**1.5**	3.2
Other	**(2.4)**	(2.0)
	195.8	5.4
Foreign currency translation	**2.0**	(4.6)
Cash position [(1)]		
Increase (decrease)	**400.4**	(12.0)
Beginning of period	**386.3**	476.6
End of period	**$ 786.7**	$ 464.6

[(1)] Cash position includes cash and short term investments less current bank indebtedness, and includes $66.7 million (2003 - $92.1 million) which is only available for use in joint ventures.

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

(Unaudited, tabular amounts in millions of Canadian dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2003 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2003, except as described below.

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described in Note 4. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings or earnings per share for the three months ended March 31, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting reduced earnings for the three months ended March 31, 2004 and March 31, 2003 by $0.1 million and $0.1 million, respectively, had no effect on earnings per share in either period, and resulted in a charge of $0.3 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. While the recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. The Corporation has chosen to retain its existing accounting policies for its regulated operations, which are permitted by GAAP, as described in Note 2.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2004 and March 31, 2003 are not necessarily indicative of operations on an annual basis.

Certain 2003 figures have been reclassified to conform to the current presentation.

2. Regulation

ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations".

2. Regulation (continued)

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Differences between the Corporation's accounting policies for its regulated operations and the primary sources of GAAP occur when the AEUB renders its decisions on the Corporation's rate applications and generally involve the timing of revenue and expense recognition to ensure that the Corporation has achieved proper matching of revenues and expenses. Where regulatory practice dictates, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any differences between the amounts deferred and amounts approved by the AEUB for collection or refund in future customer rates are recognized in earnings in the period that the AEUB renders a decision. The Corporation anticipates that there would be no material differences between the amounts approved by the AEUB for collection or refund and the amounts included in assets or liabilities on the balance sheet.

The significant accounting policies that differ from those required by the primary sources of GAAP are described as follows:

a) *Depreciation* – Depreciation rates for regulated assets are approved by the AEUB or, in the case of Alberta Power (2000)'s generating plants, are determined by the PPA's.

b) *Future removal and site restoration costs* – Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, include a provision for future removal costs and site restoration costs. On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

c) *Allowance for funds used during construction* – Certain regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital.

d) *Employee future benefits* – Costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), are recognized in earnings when paid rather than accrued. The differences between the amounts accrued and paid are deferred.

Significant accounting policies that are consistent with those required by the primary sources of GAAP for items that are subject to regulatory approval include:

a) *Natural gas supply* – Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers and revenues and natural gas supply expense are adjusted accordingly.

b) *Purchased power* – Purchased power expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers.

2. Regulation (continued)

c) *Income taxes* – The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

d) Certain costs as required or permitted by the AEUB are deferred for recovery through future rates.

3. Retained earnings at beginning of period as restated

	March 31	
	2004	2003
Retained earnings at beginning of period as previously reported	**$992.9**	$904.7
Adjustment to retained earnings for prior years' effect of change in method of accounting for asset retirement obligations (after income taxes and non-controlling interests)	**(1.7)**	(1.7)
Adjustment to retained earnings for prior years' effect of change in method of accounting for stock options (after non-controlling interests)	**(0.8)**	(0.3)
Retained earnings at beginning of period as restated	**$990.4**	$902.7

4. Asset retirement obligations

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the date of final removal of the assets and the incurrence of the related retirement obligations was indeterminate. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	March 31	
	2004	2003
Statement of earnings		
Site restoration and removal costs, included in operation and maintenance	**$ -**	$(0.1)
Depreciation and amortization	**(0.2)**	(0.5)
Accretion expense, included in depreciation and amortization	**0.5**	0.5
Income taxes	**(0.1)**	-
Non-controlling interests	**(0.1)**	-
Earnings attributable to Class I and Class II shares	**$(0.1)**	$ 0.1

4. Asset retirement obligations (continued)

	January 1 2003
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	$24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	March 31	
	2004	2003
Obligations at beginning of period	**$32.9**	$30.6
Accretion expense	**0.5**	0.5
Obligations at end of period	**$33.4**	$31.1

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

5. Class I and Class II shares

There were 26,298,881 (2003 – 26,299,831) Class I Non-Voting shares and 3,506,801 (2003 – 3,511,601) Class II Voting shares outstanding on March 31, 2004. In addition, there were 1,192,600 options to purchase Class I Non-Voting shares outstanding at March 31, 2004 under the Corporation's stock option plan. From April 1, 2004, to April 23, 2004, 400 stock options were exercised, no stock options were granted and no Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2004	2003
Weighted average shares outstanding	**29,803,997**	29,811,869
Effect of dilutive stock options	**453,490**	374,408
Weighted average dilutive shares outstanding	**30,257,487**	30,186,277

6. Employee future benefits

In the three months ended March 31, 2004, net expense of $0.5 million (2003 – $0.4 million income) was recognized for pension benefit plans and net expense of $0.8 million (2003 – $0.7 million) was recognized for other post employment benefit plans.

7. Segmented information

Three months ended March 31

2004 2003	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies & Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 847.6**	**$ 173.2**	**$167.9**	**$ 48.7**	**$ 5.7**	**$ -**	**$ -**	**$1,243.1**
	$ 982.8	$ 191.5	$205.5	$ 31.9	$ 3.5	$ -	$ -	$1,415.2
Revenues – intersegment	**15.2**	**-**	**137.6**	**-**	**25.9**	**2.8**	**(181.5)**	**-**
	23.8	-	162.1	-	23.2	2.8	(211.9)	-
Revenues	**$ 862.8**	**$ 173.2**	**$305.5**	**$ 48.7**	**$31.6**	**$ 2.8**	**$(181.5)**	**$1,243.1**
	$1,006.6	$ 191.5	$367.6	$ 31.9	$26.7	$ 2.8	$(211.9)	$1,415.2
Earnings attributable to Class I and Class II shares	**$ 22.7**	**$ 8.6**	**$ 6.8**	**$ 3.5**	**$ 2.1**	**$ (6.0)**	**$ 0.5**	**$ 38.2**
	$ 22.7	$ 13.6	$ 7.4	$ 0.8	$ 1.5	$ (1.2)	$ 0.8	$ 45.6
Total assets	**$2,757.5**	**$2,467.5**	**$814.2**	**$164.2**	**$66.0**	**$569.8**	**$ 56.5**	**$6,895.7**
	$2,712.7	$2,414.6	$878.6	$137.4	$64.2	$307.9	$ (10.2)	$6,505.2
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 35.7	$ 23.1	$ 12.4	$ -	$ -	$ -	$ -	$ 71.2

8. Subsequent events

Transfer of retail energy supply functions

On May 4, 2004, ATCO Gas, ATCO Electric and Direct Energy Marketing Limited, a subsidiary of Centrica plc, closed the transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"). The transaction was previously announced in December 2002. Amendments to the previously announced transaction, which occurred primarily as a result of legislative amendments and regulatory changes in 2003, include proceeds of $90 million (reduced from the originally announced $128 million), of which $45 million was paid at closing, with the remainder to be paid 12 months following closing.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

8. Subsequent events (continued)

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm and small business customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service. Consequently, the Corporation's revenues and natural gas supply and purchased power costs in subsequent periods will be reduced accordingly. There will be no impact on earnings resulting from the discontinuance of these functions as natural gas and electricity have historically been sold to customers on a "no-margin" basis. Current employee levels of ATCO Gas and ATCO Electric are not expected to materially change as a result of this transaction. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued decisions approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary has filed leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. The City of Calgary's application for leave to appeal is scheduled to be heard on June 8, 2004.

Regulatory matters

In August 2002, ATCO Gas filed a general rate application with the AEUB for the 2003 and 2004 test years. In December 2002, the AEUB issued a decision approving rates on an interim basis effective January 1, 2003. In a decision dated October 1, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37%. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Gas, as directed by the AEUB, has refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated April 28, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. In a decision dated December 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. The rate of return on common equity and the common equity ratio for 2004 will be determined as part of the generic cost of capital hearing. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Pipelines, as directed by the AEUB, has refilled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated March 9, 2004, the AEUB approved interim rates to be effective from March 1, 2004 to October 31, 2004. In a decision dated April 30, 2004, the AEUB accepted the refiling of the revenue requirements for the 2003 and 2004 test years with no material changes.

Printed in Canada